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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 0-28608

                                PETSEC ENERGY LTD
                 (Translation of registrant's name into English)

             LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]



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         Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.

The following release was filed with the Australian Stock Exchange on the date indicated.

                                PETSEC ENERGY LTD
                                 ACN 000 602 700

     10 May 2005

                       PETSEC ANNOUNCES NEW GULF OF MEXICO
                          GAS DISCOVERY AT MAIN PASS 19

     Petsec Energy Ltd (ASX: PSA, ADR's: PSJEY.PK)

     Petsec Energy today announced a commercial gas discovery from drilling of its latest exploration well in the Gulf of Mexico, USA.

     Petsec said the Main Pass 19 #1 exploration well had reached total depth and intersected 7 productive sands with an estimated 35 metres (115 feet) of net gas pay.

     "These results have exceeded our pre-drill expectations and casing is now being run in the well for future gas production," Petsec's Executive Chairman, Mr Terry Fern, said today.

     "Petsec has already acquired an existing platform and jacket and a sales pipeline is in close proximity to the drilling location of this latest successful well," he said.

     "This should enable commercial discoveries at Main Pass 19 to be brought into production within a matter of months."

     As previously advised, the new Main Pass well - located 128 kilometres (80 miles) south east of New Orleans - is the first in a programme of two to three wells to be drilled from the same location to test mapped potential of approximately 12 billion cubic feet to 15 billion cubic feet equivalent of natural gas (net to Petsec).

     The second well in the programme is scheduled to spud following setting of production casing in the Main Pass 19 #1 well.

     Details of the successful well follows:-

                  Well Name:                     Main Pass 19 #1

                  Spud Date:                     23 April 2005

                  Water Depth:                   12 metres (38 feet)

                  Total Depth:                   2,355 metres (7,748 feet)

                  Operator:                      Petsec Energy Inc.
                  Petsec working interest:       55%
                  Petsec net revenue interest:   45.83%

     For further information, please contact:

     Mr. Craig Jones                            Mr. Ross A. Keogh
     Petsec Energy Ltd                          Petsec Energy Inc.
     Level 13                                   3861 Ambassador Caffery Parkway
     1 Alfred Street                            Suite 500
     Sydney NSW 2000                            Lafayette, LA 70503
     Tel: 612 9247 4605                         Tel: 1 (337) 989 1942
     Fax: 612 9251 2410                         Fax: 1 (337) 989 7271

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     Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements". Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Petsec Energy Ltd


Date: May 10, 2005                      By: /s/ Craig Jones



                                            Craig H. Jones
                                            Group Manager - Corporate